SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _______)*

XFormity Technologies, Inc.
 (Name of Issuer)

         Common Stock
(Title of Class of Securities)

           98416E 10 1
(CUSIP Number)

Clifford L. Neuman, Esq.
1507 Pine Street
Boulder, Colorado 80302
               (303) 449-2100
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

                      September 27, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [  ].

Check the following box if a fee is being paid with this statement [  ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

Page 1 of 5 Pages

SCHEDULE 13D

CUSIP NO.    78 375 P 10 5                                                                                         Page 2 of 5 Pages

(1)      Names of Reporting Persons, S.S. or I.R.S. Identification Nos. of Above Persons

           Mark Haugejorde

(2)      Check the Appropriate Box if a Member         (a) [  ]
         of a Group*                                                      (b) [ ]

(3)      SEC Use Only

(4)      Source of Funds*            IN

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization

           U.S.A.

Number of Shares	(7) Sole Voting Power 5,739,367
Beneficially Owned	(8) Shared Voting Power -0-
by Each Reporting	(9) Sole Dispositive Power 5,739,367
Person With	(10)Shared Dispositive Power -0-

(11)      Aggregate Amount Beneficially Owned by Each Reporting Person

              5,739,367 shares

(12)      Check if the Aggregate Amount in the Row (11) Excludes Certain Shares* [  ]

(13)      Percent of Class Represented by Amount in Row (11)     15.4%

(14)     Type of Reporting Person*       IN

*SEE INSTRUCTION BEFORE FILLING OUT!

Page 3 of 5 Pages

ITEM 1.      SECURITY AND ISSUER

       The class of securities to which this statement relates is common stock, par value $.0001 per share (the "Common Stock") of XFormity Technologies, Inc., formerly XML - Global Technologies, Inc., a Colorado corporation (the "Company"). The address of the principal executive offices of the Company is 14333 Proton Drive, Dallas, Texas 75244.

ITEM 2.      IDENTITY AND BACKGROUND

      (a)-(c)  Mark Haugejorde, 14333 Proton Drive, Dallas, Texas 75244 is President and a Director of the Company.

      (d)-(f)  The natural person referred to above is a United States Citizen. During the last five years, he has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Effective September 27, 2004, XML - Global Technologies, Inc. (the "Company" or "XML") consummated an Agreement and Plan of Merger (the "Merger Agreement") between and among the Company, XML Acquisition Corporation, a wholly-owned subsidiary of the Company ("XAC"), and XFormity, Inc., a Texas corporation ("XFormity"). Pursuant to the Merger Agreement, XAC merged with and into XFormity and all outstanding shares of XFormity common stock were automatically converted into shares of common stock and warrants of the Company. As a result of the transaction, XFormity became the wholly-owned subsidiary of the Company.

        Concurrently with the consummation of the merger transaction, the Company effected a one-for-four (1-for-4) reverse split of all of its outstanding securities (the "Reverse Split"). In addition, the Company changed its name to "XFormity Technologies, Inc." Beginning with the opening of trading on Tuesday, September 28, 2004, the Company's common stock began trading on the OTC Electronic Bulletin Board giving effect to the foregoing Reverse Split and name change, with the ticker symbol "XFMY."

       Prior to the consummation of the Merger Agreement, Mr. Haugejorde was the owner of an aggregate of 240,339 shares of common stock of XFormity, Inc., representing 24% of the pre-merger issued and outstanding shares of XFormity. Upon consummation of the Merger Agreement, those shares of XFormity, Inc. converted automatically into an aggregate of 4,313,609 shares of common stock of the Company and Warrants exercisable to purchase 1,425,758 shares of the Company's common stock at an exercise price of $.26 per share. These warrants expire on December 31, 2005.

ITEM 4.      PURPOSE OF TRANSACTION

       Mr. Haugejorde acquired the securities pursuant to the consummation of the Merger Agreement described more fully in Item 3 above. Concurrently with the consummation of the Merger Agreement, Mr. Haugejorde was elected to serve as Chairman of the Board of Directors and President of the Company.

Page 4 of 5 Pages

       Consummation of the Merger Agreement resulted in a change in control of the Company more fully described in the Company's Current Report on Form 8-K dated September 27, 2004, which Current Report on Form 8-K is incorporated by this reference into this Schedule 13D.

       The securities of the Company were acquired by Mr. Haugejorde for investment. Mr. Haugejorde reserves the right to acquire additional shares of the Company, either in open market purchases or in private transactions.

       As more fully described above, the shares were acquired by Mr. Haugejorde in the transaction that resulted in a material acquisition by the Company and a change in control of the Company. As a result, the securities would be deemed to have been acquired for the purpose of influencing control of the Company.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER

       (a)      At the close of business on September 27, 2004, giving effect to the transactions described in Item 3, Mr. Haugejorde beneficially owned directly 4,313,609 shares of Common Stock.

        In addition, Mr. Haugejorde beneficially owns directly warrants exercisable to purchase 1,425,758 shares of common stock at an exercise price of $.26 per share.

       Giving effect to the securities held of record by Mr. Haugejorde, Mr. Haugejorde would be deemed the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act, of an aggregate of 5,739,367 shares of common stock, consisting of 4,313,609 shares of common stock and warrants exercisable to purchase an aggregate of 1,425,758 shares of common stock at an exercise price of $.26 per share. These securities represent 15.4% of the issued an outstanding shares of common stock of the Company, after giving effect to the acquisition of XFormity, Inc., calculated in accordance with Rule 13d-3 under the Exchange Act.

       Giving effect to the merger with XFormity, Inc., the Company had issued and outstanding 35,895,968 shares of common stock.

       (b)      Mr. Haugejorde has the sole dispositive power with respect to all of the shares of Common Stock and Warrants identified in Item 5(a) above.

       (c)      Mr. Haugejorde has not acquired any shares of common stock during the past sixty (60) days, except as disclosed in this report.

               Mr. Haugejorde has not sold any shares of common stock during the past sixty (60) days.

       (d)      Not applicable.

       (e)      Not applicable.

Page 5 of 5 Pages

ITEM 6.      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
                   RESPECT TO THE SECURITIES OF THE ISSUER

       As more fully described in Item 3 above, the securities were acquired by Mr. Haugejorde in connection with the consummation of the Merger Agreement, which resulted in a material acquisition by and a change in control of the Company.

       Of the 4,313,609 shares of common stock acquired by Mr. Haugejorde in the Merger, 1,470,000 shares were subject to a Holdback Escrow Agreement pursuant to which the shares will be held and used to indemnify the Company from any liability that might result from a pending patent infringement litigation involving XFormity.

       Concurrently with the closing of the Merger Agreement, Mr. Haugejorde was elected to serve as Chairman of the Board and President of the Company. In addition, Mr. Haugejorde entered into a written employment agreement with XFormity, Inc. providing for Mr. Haugejorde's services as President of the Company. The obligations of XFormity, Inc. under the employment agreement have been guaranteed by the Company.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

       1.        Agreement and Plan of Merger dated as of August 13, 2004 (incorporated by reference from the Company's Current Report on Form 8-K dated September 27, 2004 as filed with the Commission on October 1, 2004).

       2.        Employment Agreement (incorporated by reference from the Company's Current Report on Form 8-K dated September 27, 2004 as filed with the Commission on October 1, 2004).

       3.        Holdback Escrow Agreement (incorporated by reference from the Company's Current Report on Form 8-K dated September 27, 2004 as filed with the Commission on October 1, 2004).

SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
October 14, 2004 (Date)
/s/ Mark Haugejorde (Signature)